CERTIFICATE OF NOTIFICATION

                                    Filed by

                              GEORGIA POWER COMPANY

Pursuant to orders of the Securities and Exchange Commission (the "Commission") dated December 15, 1994, January 17, 1996, August 26, 1996, January 14, 1997, January 29, 1997, February 5, 1997, June 10, 1997, January 16, 1998, December 7, 1998 and June 8, 2001 in the matter of File No. 70-8461.

                                 --------------

Georgia Power Company (the "Company") hereby certifies to said Commission, pursuant to Rule 24, as follows with respect to the transactions described herein:

         1. On June 21, 2002, the issuance and sale by Georgia Power Capital Trust V, a Delaware statutory business trust (the "Trust"), of 17,600,000 of its 7 1/8% Trust Preferred Securities (Liquidation Amount $25 per Preferred Security) (the "Trust Preferred Securities") and all transactions relating thereto were carried out in accordance with the terms and conditions of and for the purposes represented by the application, as amended, and of said orders with respect thereto.

         2. The issuance by the Company of $453,608,250 aggregate principal amount of its Series E 7 1/8% Junior Subordinated Notes due March 31, 2042 (the "Junior Subordinated Notes"), pursuant to the Third Supplemental Indenture dated as of June 21, 2002, supplementing the Subordinated Note Indenture dated as of June 1, 1997, between the Company and JPMorgan Chase Bank (formerly The Chase Manhattan Bank), as Trustee, was carried out in accordance with the terms and conditions of and for the purposes represented by the application, as amended, and of said orders with respect thereto.

         3. The execution by the Company of the Guarantee Agreement, dated as of June 1, 2002, providing for the guarantee by the Company of certain obligations of the Trust in respect of the Trust Preferred Securities was carried out in accordance with the terms and conditions of and for the purposes represented by the application, as amended, and of said orders with respect thereto.


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         4.       Filed herewith are the following exhibits:

               Exhibit A - Prospectus Supplement with respect to the Trust
                           Preferred Securities, dated June 13, 2002. (Filed electronically June 17, 2002, in File Nos. 333-57884, 333-57884-01, 333-57884-02, 333-57884-03 and
                           333-57884-04.)

               Exhibit B - Underwriting Agreement dated June 13, 2002.
                           (Designated in Form 8-K dated June 13, 2002, as
                           Exhibit 1.)

               Exhibit C - Amended and Restated Trust Agreement dated as of
                           June 1, 2002. (Designated in Form 8-K dated June 13, 2002, as Exhibit 4.7-A.)

               Exhibit D - Third Supplemental Indenture to the Subordinated
                           Note Indenture dated as of June 21, 2002, between the Company and JPMorgan Chase Bank, as trustee. (Designated in Form 8-K dated June 13, 2002, as
                           Exhibit 4.4.)

               Exhibit E - Guarantee Agreement dated as of June 1, 2002 with respect to the Trust Preferred Securities.
                           (Designated in Form 8-K dated June 13, 2002, as
                           Exhibit 4.11-A.)

               Exhibit F - Opinion of Troutman Sanders LLP dated June 27,
                           2002.




Dated    June 27, 2002                      GEORGIA POWER COMPANY



                                             By  /s/Wayne Boston
                                                   Wayne Boston
                                               Assistant Secretary